EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, British Columbia  V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of EMGOLD MINING CORPORATION (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 20, 2008, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2007.

2.

To fix the number of directors at six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

5.

To consider and if thought fit, to pass an ordinary resolution to ratify and approve the Company’s existing 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.

6.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice.  The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 26th day of May, 2008

BY ORDER OF THE BOARD

signed “Sargent H. Berner”

SARGENT H. BERNER
Co-Chairman